FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of March


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



Media
Information

31 March 2004
BG Group completes purchase of offshore Mauritania interests

BG Group today announced that it has completed the purchase of Mauritania Holdings BV from Hardman Resources Limited for an aggregate cash consideration of US$132 million, plus up to a further US$5.1 million which is contingent on the attainment of certain exploration and production milestones.
The announcement that BG Group had agreed the purchase was made on 19 February 2004.

Through this acquisition BG Group has obtained a 13.084 per cent interest in the PSC covering area A and an 11.630 per cent interest in the PSC covering area B offshore Mauritania, West Africa.

There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors that could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2002.


Notes to Editors:

Production Sharing Contracts (PSCs) A and B cover blocks 3, 4 and 5 offshore Mauritania. Recent wells in PSCs A and B have made three hydrocarbon discoveries
- the Chinguetti Field, the Tiof Field and the Banda Field.

The other existing participants are Woodside Petroleum Limited, Hardman Resources Limited, Fusion Oil and Gas plc, and Roc Oil Company.

BG Group plc works across the spectrum of the gas chain. Active on five continents in some 20 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power. The company's core geographical areas are the UK, Egypt, South America, Kazakhstan, India and Trinidad & Tobago.


Enquiries:

Communications Trina Fahey / Chris Carter +44 (0) 118 929 3110 / 2597 Investor Relations Chris Lloyd/Brian
McCleery/Helen Parris +44 (0) 118 929 3025

Out of hours pager: + 44 (0)7693 309543

Website: www.bg-group.com

PR/10985



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 31 March 2004                                  By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary